Exhibit 99.1

October 21, 2016

Via SEDAR

To the British Columbia Securities Commission and other Canadian securities regulators

Dear Sirs/Mesdames:

Re:	Voluntary Filing of Technical Report – Turquoise Hill Resources Ltd. (the “Corporation”)

The enclosed technical report (the “Report”) entitled “2016 Oyu Tolgoi Technical Report”, which has an effective date of October 14, 2016, is being filed by the Corporation on a voluntary basis as contemplated under section 4.2(12) of the Companion Policy to National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Report is being filed by the Corporation in order to provide updated scientific and technical information in respect of the Oyu Tolgoi Project and not as a result of a requirement under NI 43-101. For further details on the updates provided in the Report, please refer to the Corporation’s press release dated October 21, 2016 relating to the Report.

Please feel free to contact the undersigned should you have any questions or comments in connection with the foregoing.

(Signed) Brendan Lane

Brendan Lane

Vice President, Operations and Development